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Via EDGAR

June 3, 2019

Mr. Daniel F. Duchovny

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	SEC Comment Letter dated May 31, 2019

MiMedx Group, Inc.

Preliminary Proxy Statement

Filed May 30, 2019

File No. 001-35887

Dear Mr. Duchovny:

On behalf of our client, MiMedx Group, Inc. (the “Company”), we are writing in response to the comment letter dated May 31, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on May 30, 2019. For your convenience, we have reproduced each of the Staff’s comments below in italics, followed by the Company’s response.

1.	Please disclose a summary of the terms of the agreement with Prescience and a description of the business background of Mr. Bierman and Mr. Barry in an appropriate location of your proxy statement.

In response to the Staff’s comment, the disclosure has been revised. Please see pages 98, 99 and 103 of the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on May 31, 2019 (the “Definitive Proxy Statement”).

Risk Factors, page 48

2.

Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. With a view toward revised disclosure, provide support for your statements in the first risk factor that “Certain employees continue to indicate

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.

Mr. Daniel Duchovny

Special Counsel, Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

June 3, 2019

that they will resign if Mr. Petit or either of his nominees is elected to the Board,” that you “could lose key relationships with hospitals that supply human tissue, and the ongoing investigations from the SEC, the DOJ, the VA and other regulatory agencies would be significantly and adversely impacted” (emphasis added).

In response to the Staff’s comment, the disclosure has been revised. Please see page 47 of the Definitive Proxy Statement. The requested support is being provided under separate cover on a confidential basis.

Proposal 2: Class II Directors Election Bylaw Proposal, page 106

3.

We note your disclosure that you expect the chairman of the annual meeting to declare this proposal to be defective and [sic] invalid item of business for the 2018 Annual Meeting. Please expand your disclosure to describe the potential consequences of such determination and to state whether you intend to have the votes tallied regardless of the item’s deemed invalidity such that you are able to determine approval of the proposal if ordered by a court or other competent authority.

In response to the Staff’s comment, the disclosure has been revised. Please see page 104 of the Definitive Proxy Statement.

2018 Potential Payments Upon Termination of Change in Control, page 125

4.

Please include the definition of “change in control” in your disclosure instead of referring security holders to a separate document. Also, clarify whether the nomination and appointment of the new individuals pursuant to the agreement with Prescience or the election of the Petit slate of nominees would trigger a change in control.

In response to the Staff’s comment, the disclosure has been revised. Please see page 123 of the Definitive Proxy Statement.

If you should have any questions about this letter or require and further information, please contact Kai Haakon E. Liekefett at (212) 839-8744 or me at (312) 853-7443.

Very truly yours,

/s/ Beth E. Berg
Beth E. Berg

cc:	Edward Borkowski, Interim Chief Financial

    Officer, MiMedx Group, Inc. (by email)

Alexandra Haden, General Counsel and

    Secretary, MiMedx Group, Inc. (by email)